SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)*

Cedar Fair, L.P.

(Name of Issuer)

Depositary Units Representing Limited Partner Interests

(Title of Class of Securities)

150185106

(CUSIP Number)

Gerard J. Kenny

Gibson, Dunn & Crutcher LLP

4 Park Plaza

Irvine, CA 92614

(949) 451-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e); 13d-1(f) or 13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 150185106	13D	Page 2 of 37 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Darrel D. Anderson & Associates, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 316,212 9 Sole Dispositive Power 316,212 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 316,212
12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒
13	Percent of Class Represented by Amount in Row (11): Approximately 0.6% as of the date of this filing (based on 53,478,769 Units outstanding as of November 1, 2004).
14	Type of Reporting Person (See Instructions): CO

CUSIP No. 150185106	13D	Page 3 of 37 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): VMK Enterprises, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 0 9 Sole Dispositive Power 0 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒
13	Percent of Class Represented by Amount in Row (11): Approximately 0.0% as of the date of this filing (based on 53,478,769 Units outstanding as of November 1, 2004).
14	Type of Reporting Person (See Instructions): CO

CUSIP No. 150185106	13D	Page 4 of 37 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): The M. Knott Company
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 171,395 9 Sole Dispositive Power 171,395 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 171,395
12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒
13	Percent of Class Represented by Amount in Row (11): Approximately 0.3% as of the date of this filing (based on 53,478,769 Units outstanding as of November 1, 2004).
14	Type of Reporting Person (See Instructions): CO

CUSIP No. 150185106	13D	Page 5 of 37 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): M. Knott Enterprises
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 586,420 9 Sole Dispositive Power 586,420 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 586,420
12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒
13	Percent of Class Represented by Amount in Row (11): Approximately 1.1% as of the date of this filing (based on 53,478,769 Units outstanding as of November 1, 2004).
14	Type of Reporting Person (See Instructions): CO

CUSIP No. 150185106	13D	Page 6 of 37 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): D.W.O. Enterprises, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 473,367 9 Sole Dispositive Power 473,367 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 473,367
12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒
13	Percent of Class Represented by Amount in Row (11): Approximately 0.9% as of the date of this filing (based on 53,478,769 Units outstanding as of November 1, 2004).
14	Type of Reporting Person (See Instructions): CO

CUSIP No. 150185106	13D	Page 7 of 37 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Jana O. Hackett, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 374,917 9 Sole Dispositive Power 374,917 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 374,917
12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒
13	Percent of Class Represented by Amount in Row (11): Approximately 0.7% as of the date of this filing (based on 53,478,769 Units outstanding as of November 1, 2004).
14	Type of Reporting Person (See Instructions): CO

CUSIP No. 150185106	13D	Page 8 of 37 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Kenneth Knott, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 440,367 9 Sole Dispositive Power 440,367 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 440,367
12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒
13	Percent of Class Represented by Amount in Row (11): Approximately 0.8% as of the date of this filing (based on 53,478,769 Units outstanding as of November 1, 2004).
14	Type of Reporting Person (See Instructions): CO

CUSIP No. 150185106	13D	Page 9 of 37 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Stephen Knott, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 478,367 9 Sole Dispositive Power 478,367 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 478,367
12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒
13	Percent of Class Represented by Amount in Row (11): Approximately 0.9% as of the date of this filing (based on 53,478,769 Units outstanding as of November 1, 2004).
14	Type of Reporting Person (See Instructions): CO

CUSIP No. 150185106	13D	Page 10 of 37 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Trust established under the Will of Cordelia Knott f/b/o Marion Knott
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 24,172 9 Sole Dispositive Power 24,172 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,172
12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒
13	Percent of Class Represented by Amount in Row (11): Approximately 0.1% as of the date of this filing (based on 53,478,769 Units outstanding as of November 1, 2004).
14	Type of Reporting Person (See Instructions): OO

CUSIP No. 150185106	13D	Page 11 of 37 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Knott Survivor’s Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 318,912 9 Sole Dispositive Power 318,912 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 318,912
12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒
13	Percent of Class Represented by Amount in Row (11): Approximately 0.6% as of the date of this filing (based on 53,478,769 Units outstanding as of November 1, 2004).
14	Type of Reporting Person (See Instructions): OO

CUSIP No. 150185106	13D	Page 12 of 37 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Knott Marital Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 318,911 9 Sole Dispositive Power 318,911 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 318,911
12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒
13	Percent of Class Represented by Amount in Row (11): Approximately 0.6% as of the date of this filing (based on 53,478,769 Units outstanding as of November 1, 2004).
14	Type of Reporting Person (See Instructions): OO

CUSIP No. 150185106	13D	Page 13 of 37 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Laura L. Anderson Trust No. 1
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 158,636 9 Sole Dispositive Power 158,636 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 158,636
12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒
13	Percent of Class Represented by Amount in Row (11): Approximately 0.3% as of the date of this filing (based on 53,478,769 Units outstanding as of November 1, 2004).
14	Type of Reporting Person (See Instructions): OO

CUSIP No. 150185106	13D	Page 14 of 37 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Virginia Knott Bender Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 2,200 9 Sole Dispositive Power 2,200 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,200
12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒
13	Percent of Class Represented by Amount in Row (11): Approximately 0.0% as of the date of this filing (based on 53,478,769 Units outstanding as of November 1, 2004).
14	Type of Reporting Person (See Instructions): OO

CUSIP No. 150185106	13D	Page 15 of 37 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): 1995 Grandchildren’s Trust f/b/o Cynthia von Hoffman
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 8,314 9 Sole Dispositive Power 8,314 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,314
12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒
13	Percent of Class Represented by Amount in Row (11): Approximately 0.0% as of the date of this filing (based on 53,478,769 Units outstanding as of November 1, 2004).
14	Type of Reporting Person (See Instructions): OO

CUSIP No. 150185106	13D	Page 16 of 37 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): 1995 Grandchildren’s Trust f/b/o Michael K. Reafsnyder
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 8,316 9 Sole Dispositive Power 8,316 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,316
12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒
13	Percent of Class Represented by Amount in Row (11): Approximately 0.0% as of the date of this filing (based on 53,478,769 Units outstanding as of November 1, 2004).
14	Type of Reporting Person (See Instructions): OO

CUSIP No. 150185106	13D	Page 17 of 37 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): 1995 Grandchildren’s Trust f/b/o Monica Furmanski
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 0 9 Sole Dispositive Power 0 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒
13	Percent of Class Represented by Amount in Row (11): Approximately 0.0% as of the date of this filing (based on 53,478,769 Units outstanding as of November 1, 2004).
14	Type of Reporting Person (See Instructions): OO

CUSIP No. 150185106	13D	Page 18 of 37 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): 1995 Grandchildren’s Trust f/b/o Joseph Reafsnyder
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 0 9 Sole Dispositive Power 0 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒
13	Percent of Class Represented by Amount in Row (11): Approximately 0.0% as of the date of this filing (based on 53,478,769 Units outstanding as of November 1, 2004).
14	Type of Reporting Person (See Instructions): OO

CUSIP No. 150185106	13D	Page 19 of 37 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): 1995 Grandchildren’s Trust f/b/o Nicholas Sheridan
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 16,632 9 Sole Dispositive Power 16,632 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,632
12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒
13	Percent of Class Represented by Amount in Row (11): Approximately 0.0% as of the date of this filing (based on 53,478,769 Units outstanding as of November 1, 2004).
14	Type of Reporting Person (See Instructions): OO

CUSIP No. 150185106	13D	Page 20 of 37 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): 1995 Grandchildren’s Trust f/b/o Daniel Sheridan
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 16,632 9 Sole Dispositive Power 16,632 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,632
12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒
13	Percent of Class Represented by Amount in Row (11): Approximately 0.0% as of the date of this filing (based on 53,478,769 Units outstanding as of November 1, 2004).
14	Type of Reporting Person (See Instructions): OO

CUSIP No. 150185106	13D	Page 21 of 37 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): 1995 Grandchildren’s Trust f/b/o Jeffrey Sheridan
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 17,717 9 Sole Dispositive Power 17,717 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,717
12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒
13	Percent of Class Represented by Amount in Row (11): Approximately 0.0% as of the date of this filing (based on 53,478,769 Units outstanding as of November 1, 2004).
14	Type of Reporting Person (See Instructions): OO

CUSIP No. 150185106	13D	Page 22 of 37 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): 1995 Grandchildren’s Trust f/b/o David Sheridan
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 17,718 9 Sole Dispositive Power 17,718 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,718
12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒
13	Percent of Class Represented by Amount in Row (11): Approximately 0.0% as of the date of this filing (based on 53,478,769 Units outstanding as of November 1, 2004).
14	Type of Reporting Person (See Instructions): OO

CUSIP No. 150185106	13D	Page 23 of 37 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): 1995 Grandchildren’s Trust f/b/o Luke Sheridan
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 17,718 9 Sole Dispositive Power 17,718 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,718
12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒
13	Percent of Class Represented by Amount in Row (11): Approximately 0.0% as of the date of this filing (based on 53,478,769 Units outstanding as of November 1, 2004).
14	Type of Reporting Person (See Instructions): OO

CUSIP No. 150185106	13D	Page 24 of 37 Pages

This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the initial Statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 15, 2004 (the "Schedule 13D"), which relates to Depositary Units Representing Limited Partner Interests (the "Units") of Cedar Fair, L.P., a Delaware limited partnership (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings set forth in the initial Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information:

This Amendment is being filed to report a decrease in the beneficial ownership of Units held by the Reporting Persons as a result of sales by the Reporting Persons from time to time in the open market.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	The Reporting Persons beneficially own an aggregate of 3,766,923 Units of the Issuer as of the date of this filing. Rows (11) and (13) of each of the cover pages to this Amendment are hereby incorporated by reference. The Reporting Persons expressly disclaim “group” status under Section 13(d) of the Exchange Act of 1934, as amended (the “Act”), and the rules promulgated thereunder. Each Reporting Person hereby disclaims beneficial ownership of any Units held by any other Reporting Person. The filing of this Amendment by the Reporting Persons should not be considered an admission that such Reporting Persons, for purposes of Section 13(d) of the Act are the beneficial owners of any Units of the Issuer in which such Reporting Persons do not have any ownership and economic interest.

(b)	Rows (7) through (10) of each of the cover pages to this Amendment are hereby incorporated by reference. Rows (7) through (10) set forth the number of Units for which each of the Reporting Persons has shared power to vote or direct the vote or to dispose or direct the disposition; and the number of Units for which each of the Reporting Persons has sole power to vote or direct the vote or to dispose or direct the disposition.

c)	Other than as reported in this Amendment, none of the Reporting Persons has effected any transactions involving the Units in the 60 days prior to filing this Amendment.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 150185106	13D	Page 25 of 37 Pages

Item 7. Material To Be Filed As Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement, dated March 8, 2004 (incorporated herein by reference to Exhibit No. 1 to Schedule 13D filed with the SEC on March 15, 2004).

Exhibit 2	Cedar Fair/Knott Family Letter Agreement, effective as of March 8, 2004 (incorporated herein by reference to Exhibit No. 2 to Schedule 13D filed with the SEC on March 15, 2004).

Exhibit 3	Power of Attorney, dated February 16, 2005.

CUSIP No. 150185106	13D	Page 26 of 37 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2005

Darrel D. Anderson & Associates, Inc.

By:	*
Name:	Darrel D. Anderson
Title:	President

VMK Enterprises, Inc.

By:	*
Name:	Michael Reafsnyder
Title:	Vice President

The M. Knott Company

By:	*
Name:	Marion Knott
Title:	President

M. Knott Enterprises

By:	*
Name:	Marion Knott
Title:	President

CUSIP No. 150185106	13D	Page 27 of 37 Pages

D.W.O. Enterprises, Inc.

By:	*
Name:	Don W. Oliphant
Title:	President

Jana O. Hackett, Inc.

By:	*
Name:	Jana Hackett
Title:	President

Kenneth Knott, Inc.

By:	*
Name:	Kenneth Knott
Title:	President

Stephen Knott, Inc.

By:	*
Name:	Stephen Knott
Title:	President

Trust established under the Will of Cordelia Knott for the benefit of Marion Knott

By:	*
Name:	Marion Knott
Title:	Trustee

CUSIP No. 150185106	13D	Page 28 of 37 Pages

Knott Survivor’s Trust

By:	*
Name:	Mildred N. Knott
Title:	Trustee

Knott Marital Trust

By:	*
Name:	Mildred N. Knott
Title:	Trustee

Laura Anderson Trust No. 1

By:	*
Name:	Laura L. Anderson Otto
Title:	Trustee

Virginia Knott Bender Trust

By:	*
Name:	John C. Fossum
Title:	Trustee

By:	*
Name:	Terry Hackett
Title:	Trustee

CUSIP No. 150185106	13D	Page 29 of 37 Pages

1995 Grandchildren’s Trust fbo Cynthia von Hoffman

By:	*
Name:	Cynthia von Hoffman
Title:	Trustee

1995 Grandchildren’s Trust fbo Michael K. Reafsnyder

1995 Grandchildren’s Trust fbo Monica Furmanski

1995 Grandchildren’s Trust fbo Joseph Reafsnyder

By:	*
Name:	Michael Reafsnyder
Title:	Trustee

CUSIP No. 150185106	13D	Page 30 of 37 Pages

1995 Grandchildren’s Trust fbo Nicholas Sheridan

1995 Grandchildren’s Trust fbo Daniel Sheridan

1995 Grandchildren’s Trust fbo Jeffrey Sheridan

1995 Grandchildren’s Trust fbo David Sheridan

1995 Grandchildren’s Trust fbo Luke Sheridan

By:	*
Name:	Sharon Sheridan
Title:	Trustee

By:	*
Name:	Douglas Sheridan
Title:	Trustee

*	Terry C. Hackett, by signing his name hereto, does sign this document on behalf of each of the persons indicated above pursuant to powers of attorney duly executed by such persons and filed with the Securities and Exchange Commission.

By:	/s/ Terry C. Hackett
Terry C. Hackett
Attorney-in-Fact

CUSIP No. 150185106	13D	Page 31 of 37 Pages

ANNEX A TO SCHEDULE 13D

Annex A of the Schedule 13D is hereby amended and restated in its entirety as follows:

NAME AND BUSINESS ADDRESS OF ORGANIZATION	STATE OR OTHER PLACE OF ORGANIZATION	PRINCIPAL BUSINESS	ADDRESS OF PRINCIPAL BUSINESS
Darrel D. Anderson & Associates, Inc. 1 Rue St. Cloud Newport Beach, CA 92660	California	Investment	1 Rue St. Cloud Newport Beach, CA 92660

VMK Enterprises, Inc. 1542 Loma Verde Lane Santa Ana, CA 92705	California	Investment	1542 Loma Verde Lane Santa Ana, CA 92705

The M. Knott Company 41 Royal St. George Newport Beach, CA 92660	California	Investment	41 Royal St. George Newport Beach, CA 92660

M. Knott Enterprises 41 Royal St. George Newport Beach, CA 92660	California	Investment	41 Royal St. George Newport Beach, CA 92660

D.W.O. Enterprises, Inc. P.O. Box 446 Rancho Santa Fe, CA 92067	California	Investment & Real Estate Development	P.O. Box 446 Rancho Santa Fe, CA 92067

Jana O. Hackett, Inc. 3 Royal St. George Newport Beach, CA 92660	California	Investment	3 Royal St. George Newport Beach, CA 92660

Kenneth Knott, Inc. 59926 Comstock Road Cove, OR 97824	California	Investment	59926 Comstock Road Cove, OR 97824

Stephen Knott, Inc. 1184 Innisfree Court Fullerton, CA 92831	California	Investment	1184 Innisfree Court Fullerton, CA 92831

Trust established under the Will of Cordelia Knott f/b/o Marion Knott 41 Royal St. George Newport Beach, CA 92660	California	Investment	41 Royal St. George Newport Beach, CA 92660

CUSIP No. 150185106	13D	Page 32 of 37 Pages

NAME AND BUSINESS ADDRESS OF ORGANIZATION	STATE OR OTHER PLACE OF ORGANIZATION	PRINCIPAL BUSINESS	ADDRESS OF PRINCIPAL BUSINESS
Knott Survivor’s Trust 823 Morningside Dr. Fullerton, CA 92835	California	Investment	823 Morningside Dr. Fullerton, CA 92835

Knott Marital Trust 823 Morningside Dr. Fullerton, CA 92835	California	Investment	823 Morningside Dr. Fullerton, CA 92835

Laura L. Anderson Trust No. 1 74-637 Palo Verde Drive Indian Wells, CA 92210	California	Investment	74-637 Palo Verde Drive Indian Wells, CA 92210

Virginia Knott Bender Trust c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660	California	Investment	c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660

1995 Grandchildren’s Trust fbo Cynthia von Hoffman 4726 Beachwood Court Carlsbad, CA 92008	California	Investment	c/o Cynthia von Hoffman 4726 Beachwood Court Carlsbad, CA 92008

1995 Grandchildren’s Trust fbo Michael K. Reafsnyder 1542 Loma Verde Lane Santa Ana, CA 92705	California	Investment	1542 Loma Verde Lane Santa Ana, CA 92705

1995 Grandchildren’s Trust fbo Monica Furmanski c/o Micheal K. Reafsnyder 1542 Loma Verde Lane Santa Ana, CA 92705	California	Investment	c/o Micheal K. Reafsnyder 1542 Loma Verde Lane Santa Ana, CA 92705

1995 Grandchildren’s Trust fbo Joseph Reafsnyder c/o Micheal K. Reafsnyder 1542 Loma Verde Lane Santa Ana, CA 92705	California	Investment	c/o Micheal K. Reafsnyder 1542 Loma Verde Lane Santa Ana, CA 92705

CUSIP No. 150185106	13D	Page 33 of 37 Pages

NAME AND BUSINESS ADDRESS OF ORGANIZATION	STATE OR OTHER PLACE OF ORGANIZATION	PRINCIPAL BUSINESS	ADDRESS OF PRINCIPAL BUSINESS
1995 Grandchildren’s Trust fbo Nicholas Sheridan c/o Sharon Sheridan 61395 K-Bar Road Bend, OR 97701	California	Investment	c/o Sharon Sheridan 61395 K-Bar Road Bend, OR 97701

1995 Grandchildren’s Trust fbo Daniel Sheridan c/o Sharon Sheridan 61395 K-Bar Road Bend, OR 97701	California	Investment	c/o Sharon Sheridan 61395 K-Bar Road Bend, OR 97701

1995 Grandchildren’s Trust fbo Jeffrey Sheridan c/o Sharon Sheridan 61395 K-Bar Road Bend, OR 97701	California	Investment	c/o Sharon Sheridan 61395 K-Bar Road Bend, OR 97701

1995 Grandchildren’s Trust fbo David Sheridan c/o Sharon Sheridan 61395 K-Bar Road Bend, OR 97701	California	Investment	c/o Sharon Sheridan 61395 K-Bar Road Bend, OR 97701

1995 Grandchildren’s Trust fbo Luke Sheridan c/o Sharon Sheridan 61395 K-Bar Road Bend, OR 97701	California	Investment	c/o Sharon Sheridan 61395 K-Bar Road Bend, OR 97701

CUSIP No. 150185106	13D	Page 34 of 37 Pages

ANNEX B TO SCHEDULE 13D

Annex B of the Schedule 13D is hereby amended and restated in its entirety as follows:

NAME AND BUSINESS ADDRESS OF PERSON	PRINCIPAL OCCUPATION OR EMPLOYMENT	PRINCIPAL BUSINESS ADDRESS IN WHICH SUCH EMPLOYMENT IS CONDUCTED
Darrel D. Anderson Darrel D. Anderson & Associates, Inc. 1 Rue St. Cloud Newport Beach, CA 92660	President	Darrel D. Anderson & Associates, Inc. 1 Rue St. Cloud Newport Beach, CA 92660

Sharon Sheridan VMK Enterprises, Inc. 1542 Loma Verde Lane Santa Ana, CA 92705	President	VMK Enterprises, Inc. 1542 Loma Verde Lane Santa Ana, CA 92705

Michael Reafsnyder VMK Enterprises, Inc. 1542 Loma Verde Lane Santa Ana, CA 92705	Vice President	VMK Enterprises, Inc. 1542 Loma Verde Lane Santa Ana, CA 92705

Marion Knott The M. Knott Company 41 Royal St. George Newport Beach, CA 92660	President	The M. Knott Company 41 Royal St. George Newport Beach, CA 92660

Marion Knott M. Knott Enterprises 41 Royal St. George Newport Beach, CA 92660	President	M. Knott Enterprises 41 Royal St. George Newport Beach, CA 92660

Marion Knott, as Trustee of the Trust established under the Will of Cordelia Knott f/b/o Marion Knott 41 Royal St. George Newport Beach, CA 92660	Trustee	Trust established under the Will of Cordelia Knott f/b/o Marion Knott 41 Royal St. George Newport Beach, CA 92660

Don W. Oliphant D.W.O. Enterprises, Inc. P.O. Box 446 Rancho Santa Fe, CA 92067	President	D.W.O. Enterprises, Inc. P.O. Box 446 Rancho Santa Fe, CA 92067

CUSIP No. 150185106	13D	Page 35 of 37 Pages

NAME AND BUSINESS ADDRESS OF PERSON	PRINCIPAL OCCUPATION OR EMPLOYMENT	PRINCIPAL BUSINESS ADDRESS IN WHICH SUCH EMPLOYMENT IS CONDUCTED
Jana Hackett Jana O. Hackett, Inc. 3 Royal St. George Newport Beach, CA 92660	President	Jana O. Hackett, Inc. 3 Royal St. George Newport Beach, CA 92660

Kenneth Knott Kenneth Knott, Inc. 59926 Comstock Road Cove, OR 97824	President	Kenneth Knott, Inc. 59926 Comstock Road Cove, OR 97824

Stephen Knott Stephen Knott, Inc. 1184 Innisfree Court Fullerton, CA 92831	President	Stephen Knott, Inc. 1184 Innisfree Court Fullerton, CA 92831

Mildred Knott, as Trustee of the Knott Survivor’s Trust 823 Morningside Dr. Fullerton, CA 92835	Trustee	Knott Survivor’s Trust 823 Morningside Dr. Fullerton, CA 92835

Mildred Knott, as Trustee of the Knott Marital Trust 823 Morningside Dr. Fullerton, CA 92835	Trustee	Knott Marital Trust 823 Morningside Dr. Fullerton, CA 92835

Laura Otto, as Trustee of the Laura L. Anderson Trust No. 1 74-637 Palo Verde Drive Indian Wells, CA 92210	Trustee	Laura L. Anderson Trust No. 1 74-637 Palo Verde Drive Indian Wells, CA 92210

Terry Hackett and John Fossum, as Trustees of the Virginia Knott Bender Trust c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660	Trustee	Virginia Knott Bender Trust c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660

CUSIP No. 150185106	13D	Page 36 of 37 Pages

NAME AND BUSINESS ADDRESS OF PERSON	PRINCIPAL OCCUPATION OR EMPLOYMENT	PRINCIPAL BUSINESS ADDRESS IN WHICH SUCH EMPLOYMENT IS CONDUCTED
Cynthia von Hoffman, as Trustee of the 1995 Grandchildren’s Trust fbo Cynthia von Hoffman 4726 Beachwood Court Carlsbad, CA 92008	Trustee	1995 Grandchildren’s Trust fbo Cynthia von Hoffman 4726 Beachwood Court Carlsbad, CA 92008

Michael Reafsnyder, as Trustee of the 1995 Grandchildren’s Trust fbo Michael K. Reafsnyder 1542 Loma Verde Lane Santa Ana, CA 92705	Trustee	1995 Grandchildren’s Trust fbo Michael K. Reafsnyder 1542 Loma Verde Lane Santa Ana, CA 92705

Michael Reafsnyder, as Trustee of the 1995 Grandchildren’s Trust fbo Monica Furmanski c/o Michael Reafsnyder 1542 Loma Verde Lane Santa Ana, CA 92705	Trustee	1995 Grandchildren’s Trust fbo Monica Furmanski c/o Michael Reafsnyder 1542 Loma Verde Lane Santa Ana, CA 92705

Michael Reafsnyder, as Trustee of the 1995 Grandchildren’s Trust fbo Joseph Reafsnyder c/o Michael Reafsnyder 1542 Loma Verde Lane Santa Ana, CA 92705	Trustee	1995 Grandchildren’s Trust fbo Joseph Reafsnyder c/o Michael Reafsnyder 1542 Loma Verde Lane Santa Ana, CA 92705

Sharon Sheridan and Douglas Sheridan, as Trustees of the 1995 Grandchildren’s Trust fbo Nicholas Sheridan c/o Sharon Sheridan 61395 K-Bar Road Bend, OR 97701	Trustee	1995 Grandchildren’s Trust fbo Nicholas Sheridan c/o Sharon Sheridan 61395 K-Bar Road Bend, OR 97701

Sharon Sheridan and Douglas Sheridan, as Trustees of the 1995 Grandchildren’s Trust fbo Daniel Sheridan c/o Sharon Sheridan 61395 K-Bar Road Bend, OR 97701	Trustee	1995 Grandchildren’s Trust fbo Daniel Sheridan c/o Sharon Sheridan 61395 K-Bar Road Bend, OR 97701

CUSIP No. 150185106	13D	Page 37 of 37 Pages

NAME AND BUSINESS ADDRESS OF PERSON	PRINCIPAL OCCUPATION OR EMPLOYMENT	PRINCIPAL BUSINESS ADDRESS IN WHICH SUCH EMPLOYMENT IS CONDUCTED
Sharon Sheridan and Douglas Sheridan, as Trustees of the 1995 Grandchildren’s Trust fbo Jeffrey Sheridan c/o Sharon Sheridan 61395 K-Bar Road Bend, OR 97701	Trustee	1995 Grandchildren’s Trust fbo Jeffrey Sheridan c/o Sharon Sheridan 61395 K-Bar Road Bend, OR 97701

Sharon Sheridan and Douglas Sheridan, as Trustees of the 1995 Grandchildren’s Trust fbo David Sheridan c/o Sharon Sheridan 61395 K-Bar Road Bend, OR 97701	Trustee	1995 Grandchildren’s Trust fbo David Sheridan c/o Sharon Sheridan 61395 K-Bar Road Bend, OR 97701

Sharon Sheridan and Douglas Sheridan, as Trustees of the 1995 Grandchildren’s Trust fbo Luke Sheridan c/o Sharon Sheridan 61395 K-Bar Road Bend, OR 97701	Trustee	1995 Grandchildren’s Trust fbo Luke Sheridan c/o Sharon Sheridan 61395 K-Bar Road Bend, OR 97701